Exhibit 99.3

LETTER TO COMPANY EMPLOYEES

Dear Gracell Team:

Today is a significant day for Gracell Biotechnologies Inc. A few minutes ago, we announced that our company has entered into a definitive agreement with AstraZeneca, pursuant to which, AstraZeneca will acquire all of our company’s outstanding shares for a price of $2.00 per ordinary share in cash ($10.00 per ADS), plus a non-tradable contingent value right (CVR) for $0.30 per ordinary share in cash ($1.50 per ADS) payable upon achievement of a specified regulatory milestone, representing a total transaction value of up to $1.2 billion including the CVR.

The proposed transaction is a testament to the value you have all created through your unrelenting dedication and commitment to our company and to the patients we serve, as well as the tremendous potential of our clinical and preclinical pipeline as well as technology platforms and modules. A copy of the press release announcing the transaction can be found here.

AstraZeneca is a global, science-led, patient-focused pharmaceutical company. We look forward to working with AstraZeneca to accelerate our shared goal of bringing transformative cell therapies to more patients living with debilitating diseases. By combining our expertise and resources, we can unlock new ways to harness the Gracell’s FasTCAR manufacturing platform, which we believe has the potential to optimize the therapeutic profile of engineered T cells, to pioneer the next generation of autologous CAR-T therapies.

In terms of next steps, we expect the transaction to close in the first quarter of 2024, subject to satisfaction of customary conditions and regulatory clearances. In the interim, while we will work with AstraZeneca on certain high-level transition planning matters, Gracell will continue to operate independently, and we will continue to stay focused on our daily responsibilities and business as usual. As such, today’s announcement will not impact our day-to-day activities, and it’s imperative that we all remain focused on our commitments with respect to our clinical development activities and the ongoing work to further our preclinical pipeline for the benefit of patients.

As you can imagine, this announcement is likely to generate increased amounts of inquiries regarding our company and the proposed transaction. Since it is important that we speak with one voice, please forward all investor or media calls related to this transaction to Gracie Tong, Marvin Tang and IR@gracellbio.com.

As always, I want to thank you for your continued commitment to achieving our vision here at Gracell. Our unwavering commitment to developing next generation cell and gene therapies is what has made this tremendous opportunity possible.

With gratitude,

William Wei Cao

Chairman of the Board and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file or furnish relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement. Promptly after the proxy statement is filed or furnished with the SEC, the Company will mail or otherwise provide the proxy statement and a proxy card to each of its shareholders entitled to vote at the extraordinary general meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file or furnish with the SEC or send to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE OR FURNISHED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed or furnished with the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.gracellbio.com.

Participants in the Solicitation

This document is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the transaction proceed. The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement relating to the transaction when it is filed or furnished with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about the beliefs and expectations and statements relating to the proposed transaction involving the Company, AstraZeneca and AstraZeneca’s merger subsidiary, are forward-looking statements. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, the receipt of shareholder approval and regulatory clearances; the possibility that the milestone related to the contingent value right will not be achieved, even if the proposed merger is consummated; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement of the proposed transaction; potential difficulties in employee retention due to the announcement of the proposed transaction; and other risks and uncertainties and the factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof. The Company specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.